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N E W S   R E L E A S E

TALISMAN REPORTS SUBSTANTIAL PROGRESS

ON SUDAN SALE

CALGARY, Alberta - January 30, 2003 – On October 30, 2002, Talisman Energy Inc. announced that it had entered into an agreement for the sale of its indirectly held interest in the Greater Nile Oil Project in Sudan to ONGC Videsh Limited for $1.2 billion.

Substantial progress has been made towards obtaining the necessary consents and approvals from the Government of Sudan and other consortium members required to complete the sale.  The Government of Sudan has given consent and approval in principle and stated its support of the sale to OVL.

Since all requisite consents and approvals have not yet been obtained, the sale will not be completed by January 31 as previously anticipated.  Active discussions with the Government of Sudan and the other consortium members concerning the remaining consents and approvals continue. Talisman continues to believe that the sale will be completed, for the same consideration as previously announced.

For further information, please contact:

David Mann, Manager, Investor Relations &

Corporate Communications

Phone:

403-237-1196

E-mail:

tlm@talisman-energy.com

Website:

www.talisman-energy.com

This news release contains forward-looking statements, including expectations relating to the completion of the sale transaction.  Forward-looking statements are based on current expectations that involve a number of risks and uncertainties which could cause actual events to differ materially from those reflected in those statements.  Forward-looking statements are based on the estimates and opinions of Talisman's management at the time the statements were made.  Talisman assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

02/03

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

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